Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 7, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1159
               Convertible & Income Portfolio of Funds, Series 19
                       File Nos. 333-194201 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1145, filed on February 27, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Convertible & Income Portfolio of Funds, Series 19 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The duration example in the third paragraph uses a duration of three years. Please confirm that the average duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average duration of the underlying securities. In addition, please consider moving this example to the risk section.

     Response: We confirm that the average duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised. In addition the duration example has been moved to the risk section.

     2. The fourth paragraph states that the Trust may invest in foreign securities, including the securities issued by companies located in emerging markets. Please add the appropriate risks to the "Principal Risks" section.

     Response: Even though foreign securities, including the securities issued by companies located in emerging markets, may be included in the portfolio, we include risks based upon the final portfolio. If such securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                      Very truly yours,

                                                      CHAPMAN AND CUTLER LLP


                                                      By /s/ Morrison C. Warren
                                                      -------------------------
                                                         Morrison C. Warren